Exhibit 99.1

DHT Holdings, Inc. third quarter 2016 results

HAMILTON, BERMUDA, November 1, 2016 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:

USD mill. (except per share)	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	2015	2014
Adjusted Net Revenue[1]	50.3	83.2	90.2	80.0	74.7	296.3	101.5
Adjusted EBITDA	29.5	63.7	69.5	59.6	54.8	214.8	40.6
Net Income/(loss)	(75.7)[2]	35.6	31.5[2]	32.4[2]	27.5	105.4[2]	12.9
EPS – basic	(0.81)	0.38	0.34	0.35	0.30	1.13	0.18
EPS – diluted[7]	(0.81)	0.34	0.30	0.31	0.27	1.04	0.18
Interest bearing debt	684.9	613.1	654.4	662.5	621.9	662.5	661.3
Cash	71.5	65.0	77.5	166.8[3]	158.2	166.8[3]	166.7
Dividend[4]	0.02	0.23	0.25	0.21	0.18	0.69	0.11
Fleet (dwt)[5]	6,392,011	6,392,011	6,556,637	6,556,637	6,709,560	6,556,637	6,709,560
Spot exposure[6]	59.9%	56.6%	57.2%	49.9%	44.4%	50.5%	58.2%
Unscheduled off hire[6]	0.84%	0.29%	0.27%	0.17%	0.18%	0.20%	0.55%
Scheduled off hire[6]	5.06%	1.70%	0.00%	1.50%	0.00%	0.50%	2.4%

Highlights of the quarter:

●
Adjusted EBITDA and adjusted net income for the quarter of $29.5 million and $0.9 million, respectively, after adjusting for a non-cash impairment charge of $76.6 million.  Net loss for the quarter of $75.7 million (loss of $0.81 per basic share) reflecting a non-cash impairment charge of $76.6 million.

●
The Company’s VLCCs achieved time charter equivalent earnings of $29,700 per day in the third quarter of 2016 of which the Company’s VLCCs on time charter achieved $46,700 per day and the Company’s VLCCs operating in the spot market achieved $20,300 per day.

●	The Company will pay a dividend of $0.02 per common share for the quarter payable on November 23, 2016 for shareholders of record as of November 16, 2016.

1 Net of voyage expenses.
2 Q3 2016 includes and impairment charge of $76.6 million, Q1 2016 includes an impairment charge of $8.1 million related to the sale of the DHT Target and Q4 2015 and 2015 includes a loss of $0.8 million related to the sale of the DHT Trader.
3 The cash balance as of December 31, 2015 includes $50.0 million relating to the financing for DHT Leopard which was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.
4 Per common share.
5 Q3 2016 includes one newbuilding totaling 299,900 dwt to be delivered in Q4 2016. Q1 and Q2 2016 include three newbuildings totaling 899,700 dwt to be delivered in Q3-Q4 2016. Q4 2015 and 2015 include five newbuildings totaling 1,499,500 dwt to be delivered in 2016.  2014 and Q3 2015 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6 As % of total operating days in period.
7 Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.

●
In October 2016 the Company agreed to sell the DHT Chris, a 2001 built VLCC for $23.7 million.  The sale is in support of the company's fleet renewal program. About $11.9 million of the net proceeds will be applied to repay debt and has been recorded as current portion of long term debt as of September 30, 2016.

●
On August 5, 2016 and August 31, 2016, respectively the Company took delivery of two of the last three of its six VLCC newbuildings from Hyundai Heavy Industries (HHI).  The vessels are named DHT Panther and DHT Puma, respectively and are trading in the spot market.  A total of $87.0 million of debt was drawn in connection with the two vessels.

●
During the quarter the Company refinanced the RBS credit facility totaling $40.0 million which had final maturity in July 2017.  The new financing for the DHT Ann (2001 VLCC), DHT Chris (2001 VLCC), DHT Cathy (2004 Aframax) and DHT Sophie (2003 Aframax) totals $40.0 million, bear interest at a rate equal to Libor + 2.75% and is repayable in quarterly installments of $2.1 million commencing in December 2016 with a final payment of $17.3 million in August 2019. The refinancing is structured as a separate tranche of the DHT Leopard financing entered into in December 2015.  Subsequent to the sale of DHT Chris, the credit facility is repayable in quarterly installments of $1.3 million with a final payment of $13.6 million in August 2019.

●
In October 2016, the Company entered into a firm commitment for a five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.

●
The Company has revised the capital allocation policy as follows: DHT intends to return at least 60% of its ordinary net income (adjusted for non-recurring items) to shareholders in the form of quarterly cash dividends and/or through buybacks of its own securities.  Further, DHT intends to allocate surplus cash flow, after dividends and/or security buybacks, to acquire ships or for general corporate purposes.  The extent and allocation will depend on market conditions and other corporate considerations.  DHT will apply its updated capital allocation policy starting with the fourth quarter of 2016.

●
DHT currently has a fleet of 20 VLCCs and two Aframaxes. Of the 21 vessels currently in operation, six of the VLCCs and the two Aframaxes are on fixed rate time charters. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Third Quarter 2016 Financials

We reported shipping revenues for the third quarter of 2016 of $64.8 million compared to shipping revenues of $92.0 million in the third quarter of 2015. The decrease from the 2015 period to the 2016 period was due to lower tanker rates and scheduled drydockings in the 2016 period partly offset by an increase in the fleet with the delivery of the VLCCs DHT Jaguar in November 2015, DHT Leopard in January 2016, DHT Lion in March 2016, DHT Panther in August 2016 and DHT Puma in August 2016 (partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016).

Voyage expenses for the third quarter of 2016 were $14.5 million, compared to voyage expenses of $17.2 million in the third quarter of 2015. The decrease was mainly due to lower bunker cost in the 2016 period partly offset by more vessels in the spot market in the 2016 period.

Vessel operating expenses for the third quarter of 2016 were $16.5 million, compared to $15.4 million in the third quarter of 2015. The increase was mainly due to increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $21.7 million for the third quarter 2016, compared to $19.6 million in the third quarter of 2015. The increase was mainly due to the delivery of newbuildings partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016.

In accordance with IFRS the Company adjusted the carrying value of its fleet through a non-cash impairment charge of $76.6 million in the third quarter. When evaluating impairment charges under IFRS, one considers the higher of the fair market value and the present value of the future cash flows of a vessel, or “value in use”. When calculating the value in use, assumptions applied include the current one-year time charter rate for the first three years and the 10-year historical average one-year time charter rate thereafter.

General & administrative expense (“G&A”) for the third quarter 2016 was $4.3 million, consisting of $2.9 million cash and $1.4 million non-cash charges, compared to $4.6 million in the third quarter of 2015, consisting of $2.9 million cash and $1.7 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2016 were $6.8 million compared to $7.7 million in the third quarter of 2015. The decrease is mainly due to higher fair value gain on derivative financial instruments in the 2016 period partly offset by higher interest expense due to an increase in debt related to delivery of newbuildings partly offset by debt prepayments.

Following the non-cash impairment charge of $76.6 million the Company had a net loss in the third quarter of 2016 of $75.7 million, or a loss of $0.81 per basic/diluted share, compared to net income of $27.5 million, or $0.30 per basic share and $0.27 per diluted share in the third quarter of 2015.

Net cash provided by operating activities for the third quarter of 2016 was $59.8 million compared to $44.2 million for the third quarter 2015.  The increase is mainly due to lower net income (after adjusting for the impairment charge) which was more than offset by a positive change in working capital in the 2016 period.

Net cash used by investing activities was $101.8 million in the third quarter of 2016 of which $7.7 million related to capital expenditures for vessels undergoing special survey and drydocking and $94.1 million related to investment in vessels under construction. Net cash used in investing activities was $1.3 million in the third quarter of 2015.

As of September 30, 2016, the Company had paid all pre-delivery installments totaling $48.6 million for the newbuilding (DHT Tiger) not yet delivered.  The Company has secured bank debt financing for this newbuilding totaling about 50% of the contract price.

Net cash provided by financing activities for the third quarter of 2016 was $48.5 million comprising $125.1 provided by the issuance of long term debt offset by $21.5 million related to cash dividend paid and $55.2 million in repayment of long term debt. Net cash used in financing activities for the third quarter of 2015 was $21.9 million related to cash dividend paid and repayment of long term debt.

As of September 30, 2016, our cash balance was $71.5 million, compared to $166.8 million as of December 31, 2015. The cash balance as of December 31, 2015 included cash earmarked for pre-delivery installments under the Company’s newbuilding program.

We declared a cash dividend of $0.02 per common share for the third quarter of 2016 payable on November 23, 2016 for shareholders of record as of November 16, 2016.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the third quarter of 2016, we remain in compliance with our financial covenants.

As of September 30, 2016, we had 93,366,062 shares of our common stock outstanding compared to 92,850,581 as of September 30, 2015.

First three quarters 2016 Financials

We reported shipping revenues for the first three quarters of 2016 of $271.1 million compared to $270.5 million in the first three quarters of 2015. While shipping revenues are essentially unchanged from the 2015 period to the 2016 period, shipping revenues for the 2016 period reflects more vessels in the fleet with the delivery of newbuildings (partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016) partly offset by lower rates and scheduled drydockings in the 2016 period.

Voyage expenses for the first three quarters of 2016 were $47.4 million compared to voyage expenses of $54.2 million in the first three quarters of 2015. The decrease was mainly due to lower bunker cost for the vessels in the spot market partly offset by more vessels in the spot market in the 2016 period.

Vessel operating expenses for the first three quarters of 2016 were $45.9 million, compared to $44.4 million in the first three quarters of 2015. The increase is mainly due to increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $63.3 million for the first three quarters of 2016, compared to $58.6 million in the first three quarters of 2015. The increase was mainly due to the delivery of newbuildings partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016.

Due to the decline in values for second hand tankers the Company adjusted the carrying value of its fleet in the first three quarters through non-cash impairment charges totaling $84.7 million.

G&A for the first three quarters of 2016 was $15.1 million, consisting of $9.6 million cash and $5.5 million non-cash charges, compared to $16.5 million for the first three quarters of 2015 consisting of $10.8 million cash and $5.7 million non-cash charges. For the first three quarters of 2016 the cash G&A includes a non-recurring expense of $0.3 million related to reduction in staff.

Net financial expenses for the first three quarters of 2016 were $23.4 million, compared to $23.7 million in the first three quarters of 2015.

Inclusive of non-cash impairment charges of $84.7 million the Company had a net loss for the first three quarters of 2016 of $8.6 million, or a loss of $0.09 per basic/diluted share, compared to net income of $72.9 million, or $0.79 per basic share and $0.73 per diluted share in the first three quarters of 2015.

Net cash provided by operating activities for the first three quarters of 2016 was $165.1 million compared to $128.2 million for the first three quarters of 2015.  The increase is mainly due to higher net income (after adjusting for the impairment charge) and positive change in working capital in the 2016 period.

Net cash used in investing activities for the first three quarters of 2016 was $209.6 million of which $11.6 million related to capital expenditures for vessels undergoing special survey and drydocking, $220.2 million related to investment in vessels under construction partly offset by $22.2 million related to the sale of DHT Target. Net cash used by investing activities for the first three quarters of 2015 was $59.0 million mainly related to pre-delivery installments for VLCC newbuildings ordered and $7.6 million related to the investment in Samco.

As of September 30, 2016, the Company had paid all pre-delivery installments totaling $48.6 million for the newbuilding (DHT Tiger) not yet delivered.  The Company has secured bank debt financing for this newbuilding totaling about 50% of the contract price.

Net cash used in financing activities for the first three quarters of 2016 was $50.7 million related to cash dividend paid, purchase of treasury shares, purchase of convertible bonds and repayment of long term debt partly offset by issuance of long term debt. Net cash used in financing activities for the first three quarters of 2015 was $77.7 million related to cash dividend paid and repayment of long term debt.

As of September 30, 2016, our cash balance was $71.5 million, compared to $166.8 million as of December 31, 2015. The cash balance as of December 31, 2015 included cash earmarked for pre-delivery installments under the Company’s newbuilding program.

As of September 30, 2016, we had 93,366,062 shares of our common stock outstanding compared to 92,850,581 as of September 30, 2015.

Reconciliation of Non-GAAP financial measures ($ in thousands)

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	2015	2014
Reconciliation of Adjusted Net Revenue

Shipping revenues	64,826	98,738	107,555	94,647	91,962	365,114	150,789
Voyage expenses	(14,532)	(15,583)	(17,306)	(14,678)	(17,224)	(68,864)	(49,333)
Adjusted Net Revenue	50,294	83,156	90,249	79,969	74,738	296,250	101,455

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	2015	2014
Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	(75,697)	35,597	31,531	32,428	27,464	105,302	12,887
Income tax expense	46	-	1	15	18	128	86
Other financial income/(expenses)	(54)	60	76	530	(77)	487	1,150
Fair value gain/(loss) on derivative financial instruments	(1,394)	(681)	58	(2,151)	(48)	(3,603)	(507)
Interest expense	8,483	8,319	9,098	8,021	7,983	33,637	14,286
Interest income	(14)	(14)	(20)	(31)	(30)	(141)	(409)
Share of profit from associated companies	(174)	(186)	(121)	(162)	(107)	(467)	(86)
Profit /(loss), sale of vessel	-	(138)	-	807	-	807	-
Impairment charge	76,600	-	8,100	-	-	-	-
Reversal of impairment charges	-	-	-	-	-	-	(31,900)
Depreciation and amortization	21,723	20,782	20,767	20,099	19,578	78,698	45,124
Adjusted EBITDA	29,520	63,740	69,491	59,554	54,783	214,848	40,632

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EDT/13:00 CEST on Wednesday November 2, 2016 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1357 within the United States, 23162771 within Norway and +44 20 3450 9987 for international callers. The passcode is “DHT” or “3021563”.

The webcast which will include a slide presentation will be available on the following link:
http://edge.media-server.com/m/p/chhq53g6 and can also be accessed in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through November 9, 2016.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 3021563# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information:  www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 21, 2016.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.
CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2016

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	September 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents		$71,542	166,775
Accounts receivable and accrued revenues	8	24,718	40,093
Prepaid expenses		3,491	2,540
Bunkers, lube oils and consumables		9,638	8,844
Asset held for sale	5	23,216	-
Total current assets		$132,605	218,251

Non-current assets
Vessels and time charter contracts	5	$1,197,461	986,597
Advances for vessels under construction	5	43,296	215,401
Other property, plant and equipment		591	579
Investment in associated company		3,401	2,976
Total non-current assets		$1,244,749	1,205,553

Total assets		$1,377,354	1,423,805

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$18,219	13,935
Derivative financial liabilities		2,707	3,058
Current portion long term debt	4	54,890	32,267
Deferred shipping revenues		2,154	3,575
Total current liabilities		$77,969	52,835

Non-current liabilities
Long term debt	4	$629,975	630,201
Derivative financial liabilities		1,211	2,876
Total non-current liabilities		$631,186	633,077

Total liabilities		$709,155	685,912

Stockholders' equity
Stock	6, 7	$934	929
Additional paid-in capital	6, 7	881,509	878,236
Accumulated deficit		(221,109)	(147,945)
Translation differences		(192)	(232)
Other reserves		7,057	6,904
Total stockholders equity		$668,199	737,893

Total liabilities and stockholders' equity		$1,377,354	1,423,805

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		3Q 2016	3Q 2015	9 months 2016	9 months 2015
	Note	Jul. 1 - Sept. 30 2016	Jul. 1 - Sept. 30 2015	Jan. 1 - Sept. 30, 2016	Jan. 1 - Sept. 30, 2015
Shipping revenues		$64,826	91,962	$271,119	270,467

Operating expenses
Voyage expenses		(14,532)	(17,224)	(47,421)	(54,186)
Vessel operating expenses		(16,500)	(15,386)	(45,867)	(44,445)
Depreciation and amortization	5	(21,723)	(19,578)	(63,273)	(58,599)
Impairment charge	5	(76,600)	-	(84,700)	-
Profit /( loss), sale of vessel	5	-	-	138	-
General and administrative expense		(4,274)	(4,569)	(15,082)	(16,542)
Total operating expenses		$(133,630)	(56,757)	$(256,204)	(173,772)

Operating income/(loss)		$(68,804)	35,204	$14,916	96,695

Share of profit from associated companies		174	107	480	305
Interest income		14	30	48	109
Interest expense		(8,483)	(7,983)	(25,901)	(25,616)
Fair value gain/(loss) on derivative financial instruments		1,394	48	2,016	1,452
Other financial income/(expenses)		54	77	(83)	42
Profit/(loss) before tax		$(75,651)	27,483	$(8,523)	72,987

Income tax expense		(46)	(18)	(47)	(114)
Net income/(loss) after tax		$(75,697)	27,464	$(8,570)	72,874
Attributable to the owners of parent		$(75,697)	27,464	$(8,570)	72,874

Basic net income/(loss) per share		(0.81)	0.30	(0.09)	0.79
Diluted net income/(loss) per share		(0.81)	0.27	(0.09)	0.73

Weighted average number of shares (basic)		93,366,062	92,850,581	93,385,642	92,770,758
Weighted average number of shares (diluted)		93,366,062	112,311,908	93,385,642	111,867,809

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit/(loss) for the period		$(75,697)	27,464	$(8,570)	72,874

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		-	-	-	-
Total		$-	-	$-	-
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		22	71	(56)	(48)
Total		$22	71	$(56)	(48)

Other comprehensive income		$22	71	$(56)	(48)

Total comprehensive income for the period		$(75,675)	27,536	$(8,626)	72,826

Attributable to the owners of parent		$(75,675)	27,536	$(8,626)	72,826

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2016	Q3 2015	9 months 2016	9 months 2015
	Note	Jul. 1 - Sept. 30, 2016	Jul. 1 - Sept. 30, 2015	Jan. 1 - Sept. 30, 2016	Jan. 1 - Sept. 30, 2015

Cash flows from operating activities:
Net income / (loss)		(75,697)	27,464	(8,570)	72,874
Items included in net income not affecting cash flows:
Depreciation	5	21,723	19,578	63,273	58,599
Impairment charge	5	76,600	-	84,700	-
Amortization of debt issuance costs		1,748	1,635	6,035	5,848
(Profit) / loss, sale of vessel	5	-	-	(138)	-
Fair value (gain) / loss on derivative financial instruments		(1,394)	(48)	(2,016)	(1,452)
Compensation related to options and restricted stock		1,349	1,571	6,019	5,344
Share of profit in associated companies		(174)	(107)	(480)	(305)
Unrealized currency translation lossess / (gains)		3	60	(205)	84
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	28,171	(2,622)	15,375	(7,119)
Prepaid expenses		626	(424)	(951)	(1,714)
Accounts payable and accrued expenses		9,451	(4,414)	4,284	(12,826)
Deferred shipping revenues		(1,383)	(768)	(1,422)	763
Bunkers, lube oils and consumables		(1,212)	2,310	(794)	8,125
Net cash provided by operating activities		59,812	44,236	165,109	128,219

Cash flows from investing activities:
Investment in vessels		(7,701)	(141)	(11,611)	(185)
Investment in vessels under construction	5	(94,112)	(1,154)	(220,215)	(50,845)
Sale of vessels		-	-	22,233	-
Investment in subsidiary, net cash		-	-	-	(7,562)
Investment in property, plant and equipment		(9)	18	(24)	(410)
Net cash used in investing activities		(101,822)	(1,277)	(209,617)	(59,002)

Cash flows from financing activities
Cash dividends paid	7	(21,474)	(13,928)	(64,498)	(32,481)
Issuance of long term debt	4	125,149	-	170,766	-
Purchase of treasury shares	7	-	-	(2,031)	-
Purchase of convertible bonds	6	-	-	(4,019)	-
Repayment of long-term debt	4	(55,170)	(7,936)	(150,942)	(45,248)
Net cash provided by/(used in) financing activities		48,504	(21,864)	(50,724)	(77,729)

Net increase/(decrease) in cash and cash equivalents		6,493	21,095	(95,232)	(8,512)
Cash and cash equivalents at beginning of period		65,049	137,077	166,775	166,684
Cash and cash equivalents at end of period		71,542	158,172	71,542	158,172

Specification of items included in operating activities:
Interest paid		4,262	8,099	17,948	21,844
Interest received		14	30	48	109

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

			Paid-in
			Additional	Retained	Translation	Other	Total
Note	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2015	92,510,086	$925	$873,522	$(204,011)	$(296)	$4,712	$674,851
Net income/(loss) after tax				72,874			72,874
Other comprehensive income					(48)		(48)
Total comprehensive income				72,874	(48)		72,826
Cash dividends declared and paid				(32,481)			(32,481)
Compensation related to options and restricted stock	340,495	3				5,340	5,344
Balance at September 30, 2015	92,850,581	$929	$873,522	$(163,618)	$(344)	$10,052	$720,540

			Paid-in
			Additional	Retained	Translation	Other	Total
Note	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2016	92,909,936	$929	$878,236	$(147,945)	$(232)	$6,904	$737,893
Net income/(loss) after tax				(8,570)			(8,570)
Other comprehensive income				(95)	40		(56)
Total comprehensive income				(8,665)	40		(8,626)
Cash dividends declared and paid				(64,498)			(64,498)
Purchase of treasury shares	(359,831)	(4)	(2,027)				(2,031)
Purchase of convertible bonds			(558)				(558)
Compensation related to options and restricted stock	815,957	8	5,858			153	6,019
Balance at September 30, 2016	93,366,062	$934	$881,509	$(221,109)	$(192)	$7,057	$668,199

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2016

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on October 31, 2016 and authorized for issue on November 1, 2016.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2015. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2015 audited consolidated financial statements.

Non-current assets held for sale
Non-current assets are classified separately as held for sale in the statement of financial position when their carrying amount will be recovered through a sale transaction rather then continuing use. This condition is regarded as met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2016 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRS 14	Regulartory Deferral Accounts
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IFRS 10 and IAS 28	Sale of Contribution of Assets between an Investor and its Associate and Joint Venture
Amendments to IFRS 10, IFRS 12 and IAS 28	Investments Entities: Applying the Consolidation Exception

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of September 30, 2016, the Company had 21 vessels in operation; eight vessels were on fixed rate time charters and 13 vessels operating in the spot market. For the period from July 1, 2016 to September 30, 2016 five customers represented $14.8 million, $10.3 million, $9.0 million, $8.3 million and $5.9 million, respectively, of the Company’s revenues. For the period from July 1, 2015 to September 30, 2015 five customers represented $19.9 million, $16.8 million, $9.8 million, $9.2 million and $8.9 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of September 30, 2016, DHT had interest bearing debt totaling $684.9 (including the $146.0 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor

	Q4						Margin
	2016	2017	2018	2019	Thereafter	Total	above Libor
ABN Amro/Nordea/DVB - 3 vessels*	2.0	7.9	7.9	7.9	107.4	133.0	2.60%
Nordea/DNB/DVB - 8 vessels	5.8	23.1	23.1	213.5	-	265.5	2.50%
Credit Agricole - Samco Scandinavia	1.0	3.9	3.9	3.9	15.6	28.2	2.19%
Danish Ship Finance - DHT Jaguar	1.3	2.6	2.6	2.6	39.0	48.1	2.25%
Nordea/DNB - DHT Leopard	0.6	2.5	2.5	2.5	40.0	48.1	2.25%
Nordea/DNB - 4 vessels	2.1	17.2	5.3	15.5	-	40.0	2.75%
Convertible Note				146.0	-	146.0
Total	12.7	57.2	45.3	391.9	202.0	709.0
Unamortized upfront fees bank loans						(7.5)
Difference amortized cost/notional amount convertible note						(16.7)
Total interest bearing debt						684.9
*In addition to the scheduled installments under the ABN Amro/Nordea/DVB credit facility we are, through the first quarter 2020,  required to pay quarterly installments equal to free cash flow (after adjusting for capital expenditures for the next two quarters) during the preceding quarter, capped at $0.3 million per borrower per quarter.

ABN Amro/Nordea/DVB – three newbuildings
In July 2014 we entered into a credit facility with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  As of September 30, 2016 all three vessels have been delivered.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and a final payment of $94.6 with the last installment. In addition to the scheduled instalments, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $100 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB/DVB – eight vessels
The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in quarterly installments of $5.8 million with a final payment of $190.4 in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger expected to be delivered in November 2016.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt.

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance – DHT Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB – 5 vessels
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris, the credit facility is repayable in quarterly installments of $1.3 million with a final payment of $13.6 million in August 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par.

As of the date of our most recent compliance certificates submitted to the banks, we remain in compliance with our financial covenants.

As of September 30, 2016, DHT has six interest rate swaps totaling $172.5 million with maturity ranging from the fourth quarter of 2016 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 3.57%.  As of September 30, 2016, the fair value of the derivative financial liability related to the swaps amounted to $3.9 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. We have performed an impairment test using the “value in use” method as of September 30, 2016.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 8.26%. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test resulted in a non-cash impairment charge of $76.6 million in the third quarter of 2016.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2016	$1,341,581	At January 1, 2016	$354,984
Additions	9,444	Depreciation and amortization	63,052
Transferred from		Impairment charge	70,100
vessels under construction	385,823	Transferred to asset held for sale	(39,059)
Transferred to asset held for sale	(62,275)	Retirement	(74,578)
Retirement **	(102,613)	At September 30, 2016	$374,499
At September 30, 2016	$1,571,960

Carrying Amount
At January 1, 2016	$986,597
At September 30, 2016	$1,197,461

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT Ann, DHT Eagle, DHT Amazon, DHT Chris and DHT Falcon, sale of DHT Target and completed amortization of time charter contract for Samco Taiga and Samco Sundarbans.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs, of which five vessels were delivered in November 2015, January 2016, March 2016 and August 2016. As of September 30, 2016 we have paid pre-delivery installments totaling $48.7 million for the remaining newbuilding to be delivered in 2016. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
At January 1, 2016	$215,401
Additions	220,218
Impairment charge	(6,500)
Transferred to vessels	(385,823)
At September 30, 2016	$43,296

Carrying Amount
At January 1, 2016	$215,401
At September 30, 2016	$43,296

The following table is a timeline of future expected payments and dates relating to vessels under construction as of September 30, 2016*:

Vessels under construction (USD million)	September 30, 2016	January 1, 2016
Not later than one year	48.7	266.2
Later than one year and not later than three years	0.0	0.0
Later than three years and not later than five years	0.0	0.0
Total	48.7	266.2

*These are estimates only and are subject to change as construction progresses.

Note 6 – Equity and Convertible Bond Offerings
Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.6570 effective May 12, 2016. Based on the adjusted conversion price and after adjusting for the repurchase of $4.0 million of the convertible senior notes in the open market at a price of 99% of par, the total number of shares to be issued would be 20,961,652.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2016	93,366,062	-
Shares to be issued assuming conversion of
convertible notes*	26,979,502
Numbers of shares authorized for issue
at September 30, 2016	150,000,000	1,000,000
Par value	$0.01	$0.01
*assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
In March 2016 we purchased 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share. The shares were retired in April 2016.

Dividend payment:
Dividend payment as of September 30, 2016:
Payment date:	Total payment	Per common share
August 31, 2016	$ 21.5 million	$0.23
May 25, 2016	$ 23.3 million	$0.25
February 24, 2016	$ 19.7 million	$0.21
Total payment as of September 30, 2016:	$ 64.5 million	$0.69

Dividend payment:
Dividend payment as of December 31, 2015:
Payment date:	Total payment	Per common share
November 25, 2015	$ 16.7 million	$0.18
August 20, 2015	$ 13.9 million	$0.15
May 22, 2015	$ 13.9 million	$0.15
February 19, 2015	$ 4.6 million	$0.05
Total payment as of December 31, 2015:	$ 49.2 million	$0.53

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $24.7 million as of September 30, 2016 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 10 in the 2015 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On October 31, 2016 the Board approved a dividend of $0.02 per common share related to the third quarter 2016 to be paid on November 23, 2016 for shareholders of record as of November 16, 2016.

In October 2016, the Company entered into a firm commitment for a five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes including security repurchases and acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.

In October 2016 the Company agreed to sell the DHT Chris, a 2001 built VLCC for $23.7 million.  As of September 30, 2016 the vessel is classified as asset held for sale. About $11.9 million of the net proceeds will be applied to repay debt and has been recorded as current portion of long term debt as of September 30, 2016.